9 November 2009

Cadbury Statement in Response to Announcement by Kraft Foods of a Formal Offer

Cadbury plc (“Cadbury”) notes the announcement of an unsolicited offer by Kraft Foods Inc. (“Kraft”) of 300p and 0.2589 Kraft shares per Cadbury share, implying a value for each Cadbury share of 717 pence (based on the closing price of USD 26.78 for a Kraft share on 6 November 2009 and an exchange rate of 1.6609 USD / GBP) (the “Offer”).

The Offer’s cash price per share and exchange ratio are unchanged from Kraft’s announcement of 7 September. However, due to the fall in the Kraft share price since then, the implied value for each Cadbury share is around 4% lower. Therefore, the Offer is worse than the proposal that the Board has previously rejected as fundamentally undervaluing Cadbury and its prospects.

Accordingly, the Board recommends shareholders reject the Offer and in due course will be communicating with shareholders to set out in more detail why it believes the Offer falls well short of reflecting the value of Cadbury.

Roger Carr, Chairman of Cadbury, said: “The repetition of a proposal which is now of less value and lower than the current Cadbury share price does not make it any more attractive. As a result, the Board has emphatically rejected this derisory offer and has strengthened its resolve to ensure the true value of Cadbury is fully understood by all.

“Cadbury is an exceptional standalone business. It has strong iconic brands, a sharp category focus and an enviable geographic scope. Our successful financial delivery and strong business model reinforce the Board’s belief in both the strategy and prospects of Cadbury as an independent company.

“Kraft’s offer does not come remotely close to reflecting the true value of our company, and involves the unattractive prospect of the absorption of Cadbury into a low growth conglomerate business model.

“I am confident Cadbury will deliver significant value – which should accrue wholly to our shareholders.”

Ends

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Publication on Cadbury Website
A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.

Notes on Financial Advisers
Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Cadbury and no one else in connection with the Offer and will not be responsible to anyone other than Cadbury for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the Offer or any other matters referred to in this announcement.

UBS Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Cadbury and no one else in connection with the Offer and will not be responsible to anyone other than Cadbury for providing the protections afforded to clients of UBS Limited nor for providing advice in connection with the Offer or any other matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Cadbury and no one else in connection with the Offer and will not be responsible to anyone other than Cadbury for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in connection with the Offer or any other matters referred to in this announcement.

Notes on US Filing Requirements
In the United States, Cadbury will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of ordinary shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments or on Cadbury’s website at http://www.cadbury.com. Any documents filed by Kraft, including any registration statement on Form S-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Appendix — Bases and Assumptions

1.	Unless otherwise stated, financial and other information concerning Cadbury and Kraft has been extracted from the annual reports of Cadbury and Kraft

2.	The stated share price of Kraft is based on the closing price provided by the New York Stock Exchange on 6 November 2009, the last business day preceding this announcement

3.	The stated exchange rate of $1.6609 : £1 is the closing US dollar / sterling rate quoted by WM / Reuters at 16:00 on 6 November 2009, the last business day preceding this announcement

4.	The Cadbury brands value share and market position information contained in this announcement has been sourced from Euromonitor IMIS 2008 Brand Shares and Euromonitor IMIS 2008 Company Shares data